FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

March 22, 2010

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is March 22, 2010.  The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports expansion of Livengood deposit with first results of winter drill program for the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the results for the first 10 holes of the 20,000 metre winter drilling campaign at the Livengood gold project, Alaska.  The gap area between the Sunshine and Core Zones was targeted with grid drilling during this initial phase of work (Figure 1).  The four drills have subsequently been moved to the SW Zone to complete infill and step out drilling of this large target area, which has returned some of the highest grade intercepts in the deposit to date.

Results from MK-RC-0312 (73 metres @ 1.03 g/t gold) and MK-RC-0313 (137 metres @ 0.88 g/t gold) have expanded the Sunshine Zone to the south and west by 150 metres.  The other drill holes listed confirm the continuity of the mineralization in this area of the deposit.  Expansion of the southeast side of the Core Zone in the gap area is highlighted by hole MK-RC-308 which returned a 10.7 metre intercept of 5.92 g/t gold as well as other +1 g/t gold intersections (Figure 1).

Drilling in the SW Zone will focus on infilling the current broadly spaced drill pattern as well as adding step out holes to the west for the expansion of this promising new higher grade area of the deposit.  Results from the full winter program will be incorporated into a new resource update scheduled for early third quarter of 2010.

The Issuer and SRK Consulting are progressing with a new Preliminary Economic Assessment (PEA), which will be based on a large milling circuit and a low grade heap leach facility.  This study will focus on maximizing project economics with the addition of a high recovery milling circuit that will likely focus on floatation-gravity as the primary process method, and should indicate significant economic benefits in the PEA.  This report is expected to be complete in the second quarter of 2010.

Figure 1 :Locations of new assay results and current cumulative grade thickness map. Grade thickness contours are plotted relative to the location of mineralization in the subsurface in angled drill holes and so are offset from the collar locations shown.

Table 1 : Significant New Livengood Intercepts*

*Intercepts are calculated using 0.25g/t cutoff and a maximum of 3 metres of internal waste.

 A cumulative gram metre is sum of the grade thickness products for all intercepts including many which are not reported here.

Drill Hole #	From (metre)	To (metre)	Length (metres)	Gold (g/t)	Cumulative grams x metres
MK-RC-0304	118.87	128.02	9.15	1.18	144.28
	132.59	147.83	15.24	0.64
	153.92	184.40	30.48	0.81
includes	153.92	161.54	7.62	2.20
	201.17	208.79	7.62	0.74
	211.84	219.46	7.62	0.93
	224.03	321.56	97.53	0.73
includes	257.56	272.80	15.24	1.74
includes	283.46	289.56	6.10	1.28
	356.62	368.81	12.19	1.07

MK-RC-0305	103.63	109.73	6.10	0.62	76.35
	240.79	252.98	12.19	0.94
includes	242.32	248.41	6.09	1.47
	316.99	341.38	24.39	0.52
	352.04	399.29	47.25	0.58
includes	353.57	362.71	9.14	1.09

MK-RC-0306	3.05	9.14	6.09	0.57	115.15
	38.10	47.24	9.14	1.08
	51.82	57.91	6.09	1.16
	62.48	68.58	6.10	1.90
	80.77	103.63	22.86	0.63
	163.07	172.21	9.14	0.90
	297.18	338.33	41.15	1.00
includes	306.32	324.61	18.29	1.57
	344.42	356.62	12.20	0.76

MK-RC-0307	269.75	295.66	25.91	0.64	28.42
includes	272.80	278.89	6.09	1.34

MK-RC-0308	94.49	105.16	10.67	5.92	139.32
	153.92	158.50	4.58	1.86
	233.17	243.84	10.67	1.10
	257.56	271.27	13.71	0.84
	275.84	289.56	13.72	0.89
includes	278.89	286.51	7.62	1.14

MK-RC-0309	3.05	25.91	22.86	0.63	114.11
	68.58	83.82	15.24	1.06
includes	74.68	83.82	9.14	1.40
	128.02	137.16	9.14	0.57
	141.73	160.02	18.29	2.22
includes	150.88	156.97	6.09	5.35
	208.79	214.88	6.09	0.51
	220.98	233.17	12.19	1.13
includes	225.55	228.60	3.05	2.91

MK-RC-0311	36.58	45.72	9.14	0.38	31.70
	291.08	300.23	9.15	0.43

MK-RC-0312	6.10	18.29	12.19	0.57	189.99
	39.62	67.06	27.44	0.79
includes	42.67	48.77	6.10	1.33
	118.87	126.49	7.62	1.11
	272.80	345.95	73.15	1.03
includes	284.99	329.18	44.19	1.33

	367.28	379.48	12.20	0.77
	384.05	388.62	4.57	0.73
	393.19	443.48	50.29	0.60
includes	402.34	405.38	3.04	1.92
	448.06	455.68	7.62	0.68

MK-RC-0313	32.00	60.96	28.96	0.65	191.74
includes	53.34	56.39	3.05	2.02
	220.98	358.14	137.16	0.88
includes	236.22	248.41	12.19	1.11
includes	259.08	262.13	3.05	2.25
includes	284.99	323.09	38.10	1.29
	365.76	379.48	13.72	0.66
	393.19	409.96	16.77	1.16
includes	394.72	405.38	10.66	1.56
	425.20	431.29	6.09	0.63

MK-10-46	33.83	50.14	16.31	0.63	162.14
includes	46.63	49.46	2.83	1.78
	72.54	80.32	7.78	0.54
	88.79	98.30	9.51	0.69
	153.31	167.03	13.72	0.54
	168.71	179.79	11.08	0.63
	213.21	218.98	5.77	1.65
	239.11	265.50	26.39	1.10
	256.64	265.50	8.86	0.59
	270.36	308.46	38.10	0.99
includes	294.36	299.31	4.95	2.62
	309.98	315.10	5.12	1.04
	337.72	345.80	8.08	1.07
	347.74	350.67	2.93	1.03

Livengood Project Highlights

      Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time.  The latest resource estimate (February 2010) of 369 Mt at an average grade of 0.78 g/t gold (9.3 Moz) (Indicated) and 122 Mt at an average grade of 0.77 g/t gold (3.0Moz) (Inferred), both at a 0.5 g/t gold cut-off grade, makes it one of the largest new gold discoveries in North America.
      The Core and Sunshine Zones together account for most of the currently defined higher grade mineralization (Indicated Resources of 184 Mt at an average grade of 0.98 g/t gold and Inferred Resources of 56 Mt at an average grade of 0.99 g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.
      Ongoing metallurgical studies are focusing on the potential use of milling, with a flotation-gravity circuit, which has returned initial recoveries of 88% with an 80% volume reduction and offers significant potential for operational and capital cost savings.  Test data for conventional whole ore milling with a gravity-CIL system indicated initial recoveries of 86% (See NR10-06).  Optimization work is ongoing for these processing alternatives, as they have potential to make significant positive impacts on project economics.
      The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.
      No major permitting hurdles have been identified to date.

The Issuer wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all weather Elliott Highway, the Trans Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south.

The Issuer controls 100% of its approximately 125 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 89 Alaska state mining claims.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 resource expansion drilling significantly expanded the Money Knob deposit, which remains open for continued expansion in 2010 and beyond.  Money Knob is emerging as one of the world’s largest new gold deposits and is located in one of the most stable and mining friendly jurisdictions in the world.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NNW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The main Money Knob surface gold geochemical anomaly covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast of the Money Knob target.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of a preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

March 23, 2010